UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navarre Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number)

Monroe David Bryant, Jr.
1201 Elm Street, Suite 3300
Dallas, Texas 75270
 (214) 698-7801

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639208107	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Monroe David Bryant, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,776,480
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,776,480
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,776,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 639208107	13D/A	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement on Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the shares of Common Stock, no par value (the “Common Stock”), of Navarre Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7400 49th Avenue North, New Hope, Minnesota 55428.

Item 2.  Identity and Background.

(a)	Name: Monroe David Bryant, Jr.

(b)	Address: 1201 Elm Street, Suite 3300 Dallas, Texas 75270

(c)
Present principal occupation and name, principal business and address of employer: Attorney, Cox Smith Matthews, Incorporated, a law firm, located at 112 E. Pecan Street, Suite 1800, San Antonio, Texas 78205.

(d)	Mr. Bryant has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Bryant has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bryant is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

This Amendment is being filed to reflect the receipt of certain earn-out payments as described below.

On November 20, 2012, Monroe David Bryant, Jr.  acquired shares of Navarre Common Stock through a merger of the former SpeedFC Inc. (a Delaware corporation, the “Predecessor SpeedFC”) with and into a wholly owned subsidiary of Navarre Corporation (now named SpeedFC, Inc., a Minnesota corporation, “Speed”) pursuant to that certain Agreement and Plan of Merger dated September 27, 2012, as amended on October 29, 2012 (together, the “Merger Agreement”), by and among various parties including Navarre Corporation and Mr. Bryant. On November 20, 2012, all of the holders of shares and options of Predecessor SpeedFC exchanged all of their equity interests for cash and shares of Navarre Common Stock in the transaction. In particular and in exchange for all of his ownership, Mr. Bryant, received approximately $4,062,926 in cash and 3,424,762 shares of Navarre Common Stock. Per the Merger Agreement, the shares received in connection with the closing of the merger on November 20, 2012 were valued at $1.4624 per share.

Pursuant to the Merger Agreement, certain contingent amounts of cash and shares of Common Stock were issued (and may yet be issuable) to all of the holders of shares and options of Predecessor SpeedFC upon the achievement of certain metrics related to the performance of Predecessor SpeedFC for the twelve months ended December 31, 2012.  Navarre has determined that a portion of the first earn-out payment was earned, and on February 26, 2013, Navarre issued a total of an additional approximately $998,788 in cash and 1,770,097 shares of Navarre Common Stock to the holders of shares and options of Predecessor SpeedFC.  In connection with this earn-out payment, Mr. Bryant received approximately $198,440 in cash and 351,718 shares of Navarre Common Stock. Per the terms of the Merger Agreement, the shares of Common Stock received in connection with the first earn-out portion related to the merger were valued at $1.6926 per share.

The description contained in this Item 3 of the transactions contemplated by the Merger Agreement, as amended, is not complete, and is qualified in its entirety by the full text of the Merger Agreement and its amendment, copies of which are filed, respectively, as Exhibits 7.1 and 7.2 to the Schedule 13D filed by Mr. Bryant on November 30, 2012, and are incorporated by reference into this Amendment.

CUSIP No. 639208107	13D/A	Page 4 of 7 Pages

Item 4.  Purpose of Transaction.

(a)-(b) The information contained in Item 3 is incorporated by reference herein. As described in Item 3 above, Mr. Bryant acquired the earn-out shares of Navarre Common Stock that are the subject of this Amendment as a portion of the contingent consideration payable in the merger transaction described above. As part of the consideration and pursuant to the remaining earn-out provisions set forth in the Merger Agreement, Mr. Bryant (and the other equityholders) may receive additional cash and shares of Navarre Common Stock. In particular, following the payment of the first earn-out portion (and based on 54,388,775 shares outstanding as of February 6, 2013 plus the 1,770,097 issued with the earn-out payment on February 26, 2013 described herein) the Predecessor SpeedFC equityholders hold 18,856,872 shares, or 33.6%, of the outstanding shares of Navarre Common Stock, and if all remaining contingent equity amounts are earned, could own up to 4,071,842 additional shares, or 38.1%. In particular, Mr. Bryant beneficially owns 3,776,480 shares of Navarre Common Stock or 6.72% of its outstanding shares (as of February 6, 2013 plus the 1,770,097 issued with the earn-out payment on February 26, 2013 described herein), and will beneficially own 4,586,777 shares, or 7.6%, if all remaining contingent amounts are earned. See Item 4(d) below for a description of additional shares he may acquire related to his appointment to the Navarre Board.

(c) Not applicable.

(d) Also as part of the merger, Mr. Bryant was appointed, along with Jeffrey B. Zisk (the president of Speed and a Predecessor SpeedFC equityholder) to the Navarre Board of Directors. Pursuant to the Merger Agreement and Mr. Zisk’s employment agreement with Navarre Corporation, Messrs. Zisk and Bryant will initially serve for a one year term, but will be nominated for re-election to the Board at the 2013 Annual Meeting, so that they serve an aggregate term of three years. Additionally, their Board membership remains contingent upon certain employment, non-competition and stock ownership requirements, the violation of which could result in their individual, or in some cases, joint, removal as directors.  Also on November 20, 2012 and as a non-employee of Navarre, Mr. Bryant received an initial stock option grant for 50,000 shares of Navarre Common Stock, described in more detail in Item 5 below. While all of the Predecessor SpeedFC equityholders, including Messrs. Bryant and Zisk, acquired shares in connection with the merger transaction, Mr. Bryant disclaims membership in a group.

(e)-(i) Not applicable.

(j) Mr. Bryant has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of this Amendment No. 1 to Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 639208107	13D/A	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Mr. Bryant beneficially owns 3,776,480 shares of Navarre Common Stock. Based upon a total of 54,388,775 outstanding shares of Navarre Common Stock, as reported on Navarre’s Quarterly Report on Form 10-Q for the period ending December 31, 2012, plus the 1,770,097 shares issued in connection with the earn-out payment related to the merger, Mr. Bryant’s beneficially owned shares represent 6.72% of the outstanding shares of Common Stock of Navarre. See Items 3 and 4 for a description of the merger.

Mr. Bryant has sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 3,776,480 shares of Navarre Common Stock held by him.

(c) On November 20, 2012, in connection with his appointment as a Director of the Navarre Board, Mr. Bryant was awarded an option to purchase 50,000 shares of Navarre Common Stock, at an exercise price of $1.67 per share, exercisable in three annual installments of 16,667, 16,667, and 16,666 shares on November 20, 2013, 2014, and 2015.  Such share amounts are not presently exercisable (or exercisable within 60 days of this Amendment) and as such are not included in the amount identified as Mr. Bryant’s current beneficial ownership amount. Mr. Bryant has not effected any transaction in Navarre Common Stock during the past 60 days, except as disclosed herein. As of the date hereof, Mr. Bryant owns no other shares of Navarre Common Stock other than those set forth in this Item 5.

(d) Except as described in this Amendment No.1 to Schedule 13D, no person other than each respective record owner referred to herein of Navarre Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

CUSIP No. 639208107	13D/A	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain provisions of the Merger Agreement are briefly described in Item 3 and Item 4 above, such description being incorporated in this Item 6 by reference. The summary of the Merger Agreement in this Amendment No.1 to Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Except as described in this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bryant or, to the best of his knowledge, any other person with respect to any securities of Navarre, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

The following are Exhibits to this Amendment No. 1 to Schedule 13D:

Exhibit 7.1
Agreement and Plan of Merger, dated as of September 27, 2012, by and among Navarre Corporation, SFC Acquisition, Co., Inc., SpeedFC, Inc., the Predecessor SpeedFC equityholders and Jeffrey B. Zisk (incorporated by reference from Exhibit 7.1 to Schedule 13D filed by Mr. Bryant on November 30, 2012, to which this is Amendment No. 1).

Exhibit 7.2
Amendment No. 1 to Agreement and Plan of Merger dated October 29, 2012 (incorporated by reference from Exhibit 7.2 to Schedule 13D filed by Mr. Bryant on November 30, 2012, to which this is Amendment No. 1).

CUSIP No. 639208107	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ Monroe David Bryant, Jr.
Monroe David Bryant, Jr.

Dated: February 28, 2013